+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

Liberty Media Corporation
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        (Last)                      (First)                        (Middle)

9197 South Peoria Street
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                                   (Street)

Englewood,                       CO                            80112
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol


General Instrument Corporation (GIC)
--------------------------------------

3.  IRS or Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year    April 1999
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)    3/99
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X   Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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
Common Stock             4/5/99     P            10,000,000      A       $28/share    36,284,000(1)         D;1(2)    See (2)

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

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

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 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
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

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

Explanation of Responses:

See Annex A attached


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                              LIBERTY MEDIA CORPORATION

                              By: /s/ Charles Y. Tanabe          5/7/99
                              -------------------------------  -----------------
                              Name:  Charles Y. Tanabe               Date
                              Title: Senior Vice President

                                    ANNEX A



#1.  Name and Address of Reporting Person:
     ------------------------------------
     Liberty Media Corporation
     9197 South Peoria Street
     Englewood, CO 80112

#2.  Issuer Name and Ticker or Trading Symbol:
     ----------------------------------------
     General Instrument Corporation
     GIC

#4.  Transaction Date:
     ----------------
     4/5/99


__________________________________________


Explanation of Responses (footnotes):

(1) Includes (i) 21,356,000 shares of Common Stock of the Issuer owned by a subsidiary of the Reporting Person (the "Original Shares"); (ii) 10,000,000 shares of Common Stock of the Issuer owned directly by the Reporting Person (the "New Shares"); and (iii) 4,928,000 shares of Common Stock of the Issuer issuable upon the exercise of vested warrants (the "Warrants") to purchase shares of Common Stock, owned by the Reporting Person (such shares of Common Stock issuable upon exercise of the Warrants, the "Warrant Shares" and, collectively with the Original Shares and the New Shares, the "Shares").

     Liberty Media Corporation, a Delaware corporation (the "Reporting Person"), is filing this Report on Form 4 with respect to the New Shares. The Reporting Person previously filed a Report on Form 3 with respect to its acquisition of beneficial ownership of the Original Shares and the Warrant Shares in connection with the Merger (as defined below). Tele-Communications, Inc. ("TCI"), as the corporate parent entity of the Reporting Person, had previously filed Reports on Form 3 and Form 4 with respect to its beneficial ownership of the Original Shares and the Warrant Shares.

     The Reporting Person succeeded to the beneficial ownership of the Original Shares and the Warrant Shares as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T Corp. ("AT&T"), with and into TCI. In the Merger, (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of TCI's Liberty Media Group and TCI Ventures Group were combined and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of the combined Liberty Media Group and TCI Ventures Group. Following the Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the Merger, except for certain assets which were transferred to the TCI Group in connection with the Merger, and its "Common Stock Group" consists of all of the other assets and businesses of AT&T.

     The Board of Directors and management of the Reporting Person manages the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consist of individuals designated by TCI prior to the Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 16.

(2)  The New Shares are owned directly by the Reporting Person.

     The Original Shares are owned by TCIVG-GIC, Inc., a wholly owned subsidiary of the Reporting Person, and the Warrants are owned directly by the Reporting Person.

                                       2